THIRD AVENUE VARIABLE SERIES TRUST
622 Third Avenue, 32nd Floor, New York, NY 10017

March 11, 2010

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jason Fox, Esq.

Re:	THIRD AVENUE VARIABLE SERIES TRUST

(Registration Nos: 2/33/333-81141 and 811--09395)

Ladies and Gentlemen:

The undersigned hereby requests that the effective date for Post-Effective Amendment No. 13 to the above-referenced Registration Statement be accelerated so that it will become effective on April 30, 2010 at 9:30 a.m., Eastern time, or as soon thereafter as may be practicable.

Very truly yours,

THIRD AVENUE VARIABLE SERIES TRUST

By:	/s/	W. James Hall

W. James Hall
General Counsel

M.J. WHITMAN LLC
622 THIRD AVENUE, 32ND FLOOR, NEW YORK, NY 10017

March 11, 2010

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jason Fox, Esq.

Re:	THIRD AVENUE VARIABLE SERIES TRUST

(Registration Nos: 2/33/333-81141 and 811--09395)

Ladies and Gentlemen:

As principal underwriter of the above-referenced investment company (the "Fund"), we hereby join the Fund in requesting that the effective date for Post-Effective Amendment No.13 to the above-referenced Registration Statement be accelerated so that it will become effective on April 30, 2010 at 9:30 a.m., Eastern time, or as soon thereafter as may be practicable.

Very truly yours,

M.J. WHITMAN LLC

By:	/s/	W. James Hall

W. James Hall
General Counsel